FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

July 21, 2023

Via EDGAR

Cara Lubitz
Marc Thomas
Office of Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Morningstar, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023

File No. 000-51280

Dear Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (“Morningstar” or the “Company”), we are writing in response to the comments contained in the comment letter dated June 15, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.

Due to the commercially sensitive nature of certain information contained in this response and the exhibits hereto, this letter is also a request for confidential treatment of the bracketed portion of this response and exhibits (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Response:

Summary

The Company acknowledges the additional questions submitted by the Staff and continues to conclude that it has one reportable segment as shared in its response dated May 31, 2023. Please refer to the following sections for responses to the Staff’s questions.

1.            In your response to our comments, you outlined that your monthly financial results packages include operating income, margin, and expense performance across product areas and central functions. Additionally, your monthly or quarterly business review meetings include sharing measurements of product area profitability, including operating income before central cost allocations and EBITDA, both including and excluding central cost allocations. Please tell us why you believe that this information does not represent discrete financial information. Refer to ASC 280-10-50-1(c).

As noted in our response dated May 31, 2023, a variety of financial information relating to the Company’s revenue types, product areas, and central functions is prepared on a periodic basis. The Company continues to believe this information does not represent “discrete financial information” within the meaning of ASC 280 because it is not sufficiently complete and comparable, nor does it provide an accurate view of profitability for any revenue type or product area.

Approximately 40% of the Company’s operating expense categories are not direct costs and are allocated to the product areas. These expenses include Company-wide capabilities and those managed by central functions, including data collection, research, sales, and marketing, customer service, information technology, corporate functions (finance, human resources, legal), and equity compensation, among other areas. Given the complexity of its product portfolio and significant reliance on central functions to support each product area, the Company employs a variety of cost allocation methodologies to directionally attribute certain pools of centralized expenses to the product areas. As a result, many of these allocation methods are inherently incomplete or are based on high-level assumptions that may not represent the true costs of a product area if it were to operate on a disaggregated basis. For example, most allocations are based on revenue, salary expense, or headcount of the product area, which often fluctuate and are only a rough estimation of the usage of a specific central service. Additionally, the impact of these allocation methods fluctuates as product areas are often reorganized under different product area leaders. The Company refers to the example it previously cited related to the Morningstar Data and Morningstar Direct organizational changes. The regrouping of Morningstar Direct and Morningstar Data into a new product area resulted in a larger revenue base and higher employee headcount, which in turn resulted in higher allocations of costs driven by revenue and headcount, which are not necessarily indicative of the true profitability of the new product area.

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Not only do the product groupings change over time, but also the allocation methods may change or may be adjusted periodically. For example, the Company recently changed the method by which central client support services were allocated to the product areas. The prior method of allocating based on client book of business/annual contract value was changed to allocate based on client support case volume. Another recent example of a change in allocation method related to certain technology costs, which changed from product area headcount to actual licensed users of specific applications. This allocation method change impacted the product areas in different ways, with some receiving higher allocations and others getting the benefit of lower allocations for these technology costs.

Given the expense fluctuations that occur due to changing allocations of central costs resulting from product area regroupings or allocation method changes, the expense profile and profitability by product area is incomplete and inconsistent, providing limited comparability of profitability over time. Therefore, the Company continues to believe that the product level information in its monthly reporting packages and business review meetings does not qualify as “discrete financial information”.

While it has not changed its conclusion, the Company realizes that significant judgement goes into the determination as to whether financial information constitutes “discrete financial information” within the meaning of ASC 280-10-50-1(c). However, the determination of “discrete financial information” is not dispositive to the determination of whether the component meets the definition of an operating segment under ASC 280- 10-50-1. Even if criteria 1(a) and 1(c) are met, criteria 1(b) is not met. Therefore, the Company’s overall conclusion would remain the same, that its components do not meet the definition of an operating segment; and that a single reportable segment continues to be appropriate.

2.            We note from your response that your product area managers are responsible for making product area operational decisions based on their Objectives and Key Results (“OKRs”) and budget, report directly to your CODM, and meet periodically with your CODM. Additionally, we note that 75% of your product area managers’ bonuses are driven primarily by their specific area’s financial results. Please provide us with your analysis of whether product area managers are segment managers based on ASC 280-10-50-7.

Based on review and analysis of ASC 280-10-50-7, the Company believes that its product area managers perform the same functions as segment managers according to the guidance below.

ASC 280-10-50-7: Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

The CODM attends monthly business review meetings with the product area managers who provide updates on financial performance of their respective product area against budget and progress towards Objectives and Key Results (OKRs), as well as on key business initiatives, milestones with customers, vendors, and other stakeholders, and employee engagement. Product area managers, not the CODM, are responsible for making resource decisions for their respective product areas. The Company does not have managers by revenue type. For example, there is not a manager of licensed-based products nor are there meetings with the CODM regarding results, forecasts, or strategic plans across the licensed-based product areas.

3.            You state in your response that “[r]esource allocation decisions are made at the total Company level and allocated across product areas and central functions as part of the annual budget process with final determinations made by the CODM.” Please describe in detail the product area-level information the CODM receives as part of the budgeting process and how he uses it. Please also describe in detail the CODM’s participation in meetings that discuss the product area budget submissions, any feedback and further guidance that the CODM provides at the product area-level during the budgeting process, and whether the CODM makes or requests changes to product area budgets.

The Company’s budget process is primarily focused on the consolidated Company. As described in more detail in our response to comment #4 below, the CODM and Chief Financial Officer (CFO) set consolidated Company targets aligned with the annual OKRs. Product areas and central functions then develop their respective plans in support of the desired consolidated Company result. Throughout the budget process, there are opportunities for the CODM and the CFO to provide high-level feedback to achieve the desired consolidated Company results. Key steps in the budget process include:

August

●	CODM and CFO define consolidated Company financial targets, generally for revenue, operating margin, and EBITDA margin, which are based on the annual OKRs and progress toward the Company's long-term strategy.

●	CFO provides guidance on revenue and controllable costs to product areas for the budget (upcoming fiscal year).

●	CFO provides guidance on costs to central functions for their respective budgets (upcoming fiscal year).

August – October

●	Financial Planning and Analysis (FP&A) business partners work with their respective product area or central function leaders to finalize OKRs and build the annual budget.

●	Initial budget submissions are provided to the Corporate FP&A team to consolidate. Cost allocations to product areas are not applied to the initial budget submission.

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

October

●	CFO performs the first review of the consolidated budget after initial budget submissions from product area and central function leaders and provides feedback or follow-up questions.

●	CODM and CFO meet with product area and central function leaders to review the initial budget submissions. These budget reviews involve presentation materials that include revenue and direct expenses, and also highlight key assumptions underlying future performance. As noted above, the views of product areas only include certain direct costs attributable to those areas. Therefore, they do not present a complete picture of the product area’s estimated margin. Other costs from central functions that contribute to product area performance are reviewed in separate discussions and not allocated to product areas until the end of the budget process.

●	During these budget meetings, the product area leaders also present their investment “asks” and how those investments align with the Company strategy and deliver financial returns over the budget and 3-year plan periods.

●	CODM and CFO provide a second round of high-level feedback and further guidance after the budget reviews if consolidated objectives are not achieved.

November

●	Based on feedback and alignment with the CODM, the CFO and the FP&A teams hold meetings with product area and central function leaders, as needed, to revise the initial submission and finalize a complete draft of the budget.

●	This process will often result in changes to revenue and expenses for product areas and central cost categories. If material changes are made, product areas and central function leaders adjust their OKRs to ensure that operating plans align to final objectives.

December - January

●	Allocation methodologies of central function costs (approximately 40% of the cost pool) are reviewed by Corporate FP&A on an annual basis. Any changes from the prior year methods are approved by the CFO. The annual allocation methodologies are then communicated to the product area and central function leaders and respective FP&A teams.

●	Corporate FP&A then applies the cost allocations to the product areas.

●	The primary output of the process is a consolidated budget and consolidated Company view.

●	The CODM and CFO present the consolidated Company budget to the Board of Directors for review and approval.

●	As needed, the CFO works with the necessary product area or central function leaders to make any final revisions based on feedback from the Board of Directors.

●	Once this process is complete, the Board of Directors reviews and approves the annual consolidated Company budget.

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

4.             In your response, you state that product area leaders “develop OKRs, which are reviewed and approved by the CODM to ensure alignment across the entire organization to achieve its shared strategic, operational, and financial objectives.” Describe for us in detail the process by which product area OKRs are developed, including the CODM’s involvement in reviewing and approving OKRs. As part of this, tell us what your 2022 OKRs were for each product area and the financial measure(s) which were used to evaluate progress towards the achievement of each OKR, as applicable. Finally, you state that your annual compensation plans align your executives’ pay with performance against OKRs. Please tell us if product area leaders’ pay is based on Company-wide OKRs or product area OKRs.

Annually, the Company conducts its strategic planning process to define annual OKRs for each product area and central function, which are informed and guided by the Company’s Corporate Goals. This ensures connectivity between Morningstar’s overarching mission and strategy and the work being done by the Company’s various product areas and central functions. While the Company evaluates its goals annually, the Corporate Goals have remained unchanged since 2020, which illustrates the Company’s long-term vision for its strategic planning process.

For the 2022 fiscal year, the Company defined its Corporate Goals as:

●	Exceed Company-wide financial goals;

●	Deliver differentiated insights across asset classes to public and private market investors;

●	Establish leading ESG position across each business;

●	Drive operational excellence and scalability to support growth targets; and

●	Build an inclusive culture that drives exceptional talent engagement and development.

Annual OKR Process

Based on the annual focus areas and strategy determined through the annual strategic planning process and Corporate Goals, the product area and central function leaders develop an initial list of OKRs from June through August. Once the initial draft of the OKRs has been defined, product area and central function leaders determine the required investments, potential financial returns, and strategic value to the Company associated with their OKRs.

Through cross functional review meetings, the draft OKRs are further refined, prioritized, and aligned to the annual budget in October. The annual OKRs complement the annual budget process and inform the individual performance management framework for the Executive Leadership team. The final draft of the annual OKRs is reviewed and approved by the CODM in December to ensure alignment across the entire organization to achieve its shared strategic, operational, and financial objectives.

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Quarterly OKR Process and Review

The status of OKRs is updated by the product areas and central functions the week following the end of each quarter. The product area and central function leaders provide OKR progress updates through the monthly business review and Executive Leadership meetings to ensure proactive management and course correction, as needed. The CODM attends these meetings. These updates specify progress to date, plans for the upcoming month/quarter, and highlight any risks or issues impacting the achievement of any OKRs. For OKRs with less than 70% progress, the product areas and central functions are asked to provide reason(s) for the delay in progress and resolution plans to ensure that the OKRs stays/gets back on track. The OKRs do not generally include financial measure(s), but instead highlight key milestones or deliverables applicable to measuring progress toward the OKR, annual budget, and 3-year plan.

The quarterly compilation of OKR status approximates 60 pages as some product areas with more product offerings will define their OKRs at the product level. A subset of these quarterly OKRs is shared and discussed with the Board of Directors for informational purposes and to monitor progress. Given the level of detail and size of the quarterly OKR reporting for 2022, the Company compiled examples of select 2022 OKRs by Corporate Goal for each product area. Refer to Exhibit A. The Company also shared the 2022 Morningstar Wealth quarterly OKRs as an example of one product area’s complete OKRs. Refer to Exhibit B.

As noted in the Company’s May 31, 2023 response, compensation targets for product area leaders are informed by an assessment of the individual’s competencies and performance against the product area’s OKRs.

The Company’s 2022 annual bonus incentive targets for product area leaders were structured with 25% of the payout tied to total Company results and 75% driven primarily by results for the leader’s specific product area. As such, the compensation paid to product area leaders is a function of both total Company performance and product area performance. Under the Company’s bonus program, there is also a performance modifier applied to the bonus target, which reflects individual performance as determined by the CODM.

5.            You state in your response that a key topic at the monthly or quarterly business review meetings that the CODM and product area leaders attend “is the financial performance of the product area against budget and progress toward that teams’ OKRs.” Your response also indicates that the CODM attends these meetings “to support the individual performance management of its direct reports, which is based on financial performance against budget and the achievement of their respective OKRs.” As noted in the comments above, the information shared at these meetings typically includes measurements of product area profitability, product area OKRs are reviewed and approved by the CODM and budgeting takes place at the product area level. We also note your reference to the CODM’s statements that the “Company evaluates opportunities to shift resources across product areas in response to customer and business needs.” Explain to us how you concluded that your CODM does not regularly utilize product area financial information when making decisions to allocate resources. Refer to ASC 280-10-50-1(b).

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

The CODM focuses on long-term strategy and product delivery by approving the annual Company-wide OKRs, as described above. It is during the budget process where the CODM makes decisions about resource allocation and strategic initiatives in support of the annual OKRs and 3-year plan. As disclosed in the Company’s May 31, 2023 response, while a variety of financial information for the product areas and central functions is routinely provided to the CODM during the year to monitor his direct report’s individual performance at these levels and drive accountability across the Executive Leadership team, product area leaders, not the CODM, are responsible for making resource decisions for their respective product areas or across areas, as needed.

For example, the Company recently shifted resources between DBRS Morningstar and Morningstar Sustainalytics. Given the current market environment and global issuance levels, there were resources in DBRS Morningstar that were under-utilized, and the skill sets of these individuals were complementary to certain staffing needs in the Morningstar Sustainalytics product area. This decision was made by the Morningstar Sustainalytics’ and DBRS Morningstar product area leaders in response to customer and business needs. The product area leaders collaborated to develop a plan and shared the plan with the CODM and CFO.

In another example, the Company moved resources out of certain product areas into a central function team. Specifically, both Morningstar Wealth and the Workplace Solutions product areas had various research, investment, and analytics teams, that were engaged in similar activities. These teams were moved out of the product areas and placed in the central Research, Investments, and Analytics team with the objective of developing more of our insights and capabilities centrally to drive consistency and improve accessibility to more of the product areas.

While Company-wide initiatives are set by the CODM to drive progress and achievement of the Company’s annual OKRs, annual budget, and 3-year strategic plan, it is the responsibility of the product area and central function leaders of these various groups to develop and implement plans and allocate resources to execute the plans. Decisions about employee hiring, terminations, or shifting of resources within the Company are generally made by product area leaders, not the CODM.

*         *         *

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky

Jason Dubinsky

Chief Financial Officer

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Exhibit A – Select 2022 Product Area OKRs

[***]

FOIA Confidential Treatment Request by
Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Exhibit B – 2022 Morningstar Wealth OKRs

[***]